Exhibit 99.2
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

Twelve Months Ended
($ in thousands)	March 31, 2007

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3960
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6040
Pre-Tax Preferred Stock Dividends	$2,185

FIXED CHARGES:
Interest Expense	$48,692
Amortization of Debt Premium, Discount and Expense	626
Interest Component of Rentals	1,429

Total Fixed Charges	50,747
Pre-Tax Preferred Stock Dividends	2,185

Total Fixed Charges and Preferred Stock Dividends	$52,932

EARNINGS:
Income from Continuing Operations before Dividends on Preferred Stock	$101,981
Add:
Income Taxes	66,863
Total Fixed Charges	50,747

Total Earnings	$219,591

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	4.1